UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

          Expires:
        May 31, 1997

                  NOTIFICATION OF LATE FILING

(CHECK ONE): //Form 10-K / /Form 20-F / /Form 11-K /X /Form 10-Q / /Form N-SAR hours per

      For the Quarter ended: September 30, 2000

                 /  / Transition Report on Form 10-K
       SEC File No.
                 /  / Transition Report on Form 20-F

                 /  / Transition Report on Form 11-K

                 /  / Transition Report on Form 10-Q
    -----------------
                 /  / Transition Report on Form N-SAR
    -----------------
                 For the Transition Period Ended:

                          Commission File No.
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                     PART I - REGISTRANT INFORMATION

                           AMERISTAR NETWORK, INC.
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                          Full Name of Registrant


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                         Former Name if Applicable

                     321 North Mall Drive; Suite 0-102
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           Address of Principal Executive Office (Street and Number)

                          St. George, Utah 84790
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                         City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    ____ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    __X__ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20- F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's accountant submitted the quarterly financial report to the Company's attorney on the date of the deadline for filing the 10Q. The Company's attorney had to review the document and convert it into EDGAR format for filing, a process which takes several hours.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           O. Russell Crandall             (435)        656-3677
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           (Name)                       (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

With this filing, along with the concurrent filing of the Company's quarterly reports for the periods ended June 30, 1999 and September 30, 1999, the Company is current in its reporting requirements for the past twelve months.
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 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ / Yes  /x / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                       AMERISTAR NETWORK, INC.
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 15, 2000      By:   Russell Crandall
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                                     O. Russell Crandall, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
____________________________ATTENTION____________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
_________________________________________________________________

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities
of     the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers
unable    to submit a report within the time period prescribed due to
difficulties in    electronic filing should comply with either Rule 201 or
Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).